Exhibit (a)(5)(E)

Cover – Transition to Slide 2

Slide 2: Hello and welcome to our presentation on Intercept’s Option Exchange Offering – which is now open as of August 16th. I'm Rick Johnson, and I am the head of Total Rewards for Intercept. I am joined by David Ford, our chief human resources officer, and Michael Stapleton, Sr. Manager of equity plans. We also have John Hammond from Aon, who will help us walk through a demo of the exchange site today.

Before we dive into the presentation, David would you like to say a few words on behalf of Management? Turn over to David.

David:

Thanks Rick and hello everyone. We’re excited to be able to talk to you today about the Option Exchange Offering.

This has been a project that has been a long time in the making and that a lot of people in the company have worked hard on since late last year when the idea was first being developed. I’m grateful to the team, made up of members of our HR, Legal and Finance who worked on the initiative and got us to the point where we could open the Exchange on the 16th of August.

I’m also grateful to the Board of Directors – and particularly the Compensation Committee – for their support in accepting and understanding the need for this initiative and being actively involved in our dialogue with shareholders on the project.

Finally, I would like to acknowledge the very strong support we received from shareholders for the Exchange, with the proposal receiving more than 98% votes in favor at the recent Annual General Meeting.

I’d like to think that we got this support because our proposal is clear and fair; fair to shareholders from a value standpoint – but also fair to our people who make up Intercept. My hope with the Option Exchange Offering is that it provides an opportunity for Intercept employees who want to take advantage of the Offering, to reset their long-term incentives and look forward to being part of the exciting journey ahead of us.

While much good work has been done to get us to this point, the Exchange is not a simple tool – so I’m going to stop here and hand back to Rick so that we can make the best use of the time we have together to tell you as much as we can about the Option Exchange Offering.

Rick: Thanks David – so with that said, let’s get started with the presentation.

Slide 3: So as you can see, the first thing we want to do is provide a little refresher on the basics of your equity offering - - and then from there, we’ll move on to discuss purely the Options Exchange – starting with how the exchange program works, - - - What the eligibility requirements for participation are, - - - We’ll review of the more detailed aspects of program in terms of the eligible options, new option grant terms, the RATIOS of how your existing options can be exchanged for new ones – which will include some examples, we’ll discuss the key timelines and administrative process on making your elections, and end with a demo and plenty of time for your questions.

From a housekeeping perspective, we’ll have all lines muted – and if you have questions as we go, certainly please feel free to send them to totalrewards@interceptpharma.com and we'll get to your questions at the end. This will make it easier to manage and respond in this remote environment. I’m also going to be speaking a little slower and more deliberate that I typically would to ensure I don’t gloss over any of these fairly technical details that will be discussed today.

Slide 4:

-	As a basic reminder, you currently receive Restricted Stock Units (or RSUs) and Stock Options as part of your compensation package
-	For the purposes of this Option Exchange program, it’s important to know that your RSUs are not part of the exchange program
-	The exchange is for Options only
-	With that said, I’m going to spend just a minute to discuss what an RSU is. An RSU is a full value share. So whatever the ICPT stock price is on any given day, that is what your RSU is worth – and once the RSU vests, you OWN the stock.
-	So to understand the value of your RSUs, you simply will tally up the number of RSUs you’ve been granted and multiply that number by the current stock price – it’s as simple as that.
-	Now, there are other details on how your RSUs vest and tax implications, etc. that we won’t go into today in order to stay focused on the exchange, but should you need a deeper understanding of this information, I encourage you to reach out to Michael who is always happy to further educate you on your equity (subject to the disclaimer that we can help explain to you what you have as part of your compensation package, but we can’t provide you with legal, investing, financial, or tax advice). We also added an appendix to this presentation with some general educational information on your equity compensation – and a glossary that you can refer to should you need it

Slide 5

-	Now let me refresh you on Stock Options – which is the main focus for the Exchange. A stock option is simply an “Option” to purchase Intercept Stock in the future.
-	The price of the Option is determined as of the day it is granted and is the closing price of Intercept’s Stock on that day.
-	So from there, the value of the option is then determined by how much the Intercept stock price grows from the time you were granted the option, to the time you decide to exercise it
-	And the term “exercise”, means the process when you decide to turn your option into a full value share
-	So if at that time – when you go to exercise – the Intercept Stock price is greater than what the grant price of your option is – the difference is your gain.
-	If the ICPT stock price is less than your grant price was, then that means your stock options are currently “underwater” - - which brings us all here today and is a good segue to start talking about the exchange offering and how it may be beneficial to you.

Slide 6: Ok moving on to how to how an options exchange works.

Slide 7: This program provides you with an opportunity to exchange eligible existing underwater options for new ones during the open window of what is known as the Tender Offer period that runs from August 16th 2021 to September 17th 2021. There was a brief video sent out in the initial e-mail from David on Monday August 16th. If you’ve had a chance to watch that, it goes through a nice explanation of option exchanges and how they work. We're going to discuss some the same type of information today, but in more detail.

There are certain employees that are not considered eligible – we’ll discuss that shortly – but note that no executive officers or members of the Board of Directors are eligible.

As I referenced the term “eligible underwater options” a moment ago – understand that not every grant can be exchanged – and we’ll also talk about this in the coming slides.

Your participation is optional, and you are not required to make an election under the exchange. You can keep your current options and you do not have to do take part in exchange if you do not want to.

Definitionally speaking, an underwater option is an option whose grant price (also known as Option price, Exercise price and strike price – all synonyms) is above or higher than the current trading price of the stock.

As a rule, the replacement option that you receive in exchange must be generally equivalent in value to your current option. So, for that to happen, you're going to end up with fewer options at the new lower strike price – and that is how the math will end up working from a value perspective. The exchange will result in a change of terms with respect to vesting as well and we’ll talk more about that shortly.

Slide 8 (continued from slide 7): The exchange ratio is set up front. Different option grant prices can have different exchange ratios and that is the case with ours. And it makes sense if you think about it – the more an option is underwater, the lower the value, so options are grouped together in ranges for the exchange ratios. Ratios were finalized right before the start of the tender offer period. When the offer period is completed, if you choose to exchange your eligible options, your original options award is canceled, and you receive the new award. You can change your election as often as you want prior to the close of the period. When it closes, then your decision is locked.

Slide 9: Eligibility - Eligibility

Slide 10: As mentioned, executive officers and board members are excluded from the offer. You also have to be an active employee, not just at the beginning of the tender offer period, but also at the end of the tender offering period. And you must have options that are eligible for the exchange. Let’s talk about that next.

Slide 11: Eligible options. First thing – your option must be outstanding, as in, it needs to still exist – and is held by an eligible participant as defined previously. It must be outstanding as of the end of the tender offering – anything that expires in the next few weeks during the offer period would not be included as eligible. The award must be granted before February 15th, 2020 – and have a grant price greater than $50 dollars and 75 cents - And of course the options must have been granted under the 2012 equity plan – which is our current Equity Plan.

It’s important to understand, I said grant a moment ago, but we’ll use the term "exercise price" in the official tender offer documents. We may also need to say, "option price". Again, all synonymous terms – and I think you are most familiar with "grant price" as that is what the Merrill Lynch system uses. Again, all four of those terms mean exactly the same thing. It's the price you pay for the option.

Slide 12: - New option terms.

Slide 13: The expected grant date will be September 20th – which is the Monday after the exchange closes. The grant price will be the stock’s closing price on that day. New options will be non-qualified grants, which is consistent with what we're currently doing. The Expiration date will be up to six and a half years. Also - even if the grant is currently vested, there will be a new vesting schedule for the entire grant. The exchanged equivalent of any vested options will have a new 1-year vest from the grant date, and for any unvested options that are exchanged, they will have a 2-year vest – which means they will vest 2 years from the grant date.

Slide 14: Okay. Slide 12. This is where a lot of this will start to get clarified. Here are the grant price ranges for the existing options and what the exchange rates or ratios will be for those options.

So, as you can see for any options with a grant price of $50.75 to $75, the ratio is 1.50 to 1. So, to be clear, for every 1 and a half options you exchange within this tier of grant price, you will receive 1 option back in return. Whereas for $75.01 to $115, it’s 1 ¾ to 1. For $115.01 to $125 the ratio is 2 ½ to 1. And above $125 – it will be 4 ½ to 1. As I mentioned earlier, the more an option is underwater, the lower the value, so therefore, for the exchange to be of relative equal value at the new grant price, you need to exchange more options.

Slide 15: Let’s look at an example – and here we are just focusing on the exchange math. Let's say you have one thousand eligible options at a $120 grant price or strike price – and then let’s assume the closing stock price on September 20th is $20. Here you would receive 400 new options, as in you exchanged two and a half options for every 1 you get back. So, take the 1,000 original options, divided by 2 point 5. If you exchange, you're going to get 400 new options at a new grant or strike price of $20.

Slide 16: Now we put together another slightly more detailed example that is designed to allow you to see a side-by-side comparison on how the math works for the exchange relative to a break-even point. Here you will see we have assumed there are 777 eligible options, at a $100 original grant price – and let's say you chose to exchange them at the 1.75: 1 ratio - - this would result in 444 new options at a $20 grant price (so essentially, we just took 777 original options / the 1.75 ratio = which results in 444 new options).

Using that information and a hypothetical future intercept stock price of $80, the original options still would not have any profit to them at that point. They would still be underwater. But if you had elected to exchange, your new exchanged grant would be worth $26 thousand, Six hundred and forty dollars.

Now let’s have a look at the break-even. In this example, it’s $206.67. Intercepts future stock price would need to exceed $206.67 for the original options to be more financially beneficial. In this case, at a $206.67 stock price, the options would net $82,880 for both versions.

Slide 17: Here is a similar side-by-side example, just with a different ratio to show you that, even with the ratio changing or other inputs changing, conceptually speaking, the calculation is the same. Here you will see we have assumed there are 750 eligible options, at a $75 original grant price – and let's say you chose to exchange them at the 1.50: 1 ratio - - this would result in 500 new options at a $20 grant price (750 / 1.5 = 500).

Using that information and a hypothetical future intercept stock price of $70, the original options still would not have any profit to them at that point. They would still be underwater. But if you had elected to exchange, your new exchanged grant would be worth $25 thousand dollars.

Now let’s have a look at the break-even. In this example, it’s $185.00 Intercepts future stock price would need to exceed $185.00 for the original options to be more financially beneficial. In this case, at a $185 stock price, the options would net $82,500 for both versions.

Slide 18: Let’s now review the timeline. As mentioned, the tender period opened August 16th and closes Friday, September 17th. The grant date for the new options however will be September 20th – the Monday after the exchange period closes. Exchange statements will be created the week of the September 20th and then you'll be looking for the Bank of America Merrill Lynch system to be updated with the new awards and the new grant paperwork in the early October timeframe.

Slide 19: The process. So, by now, you’ve received an email from Aon with your election account opening details and links. We'll go ahead and demo the site here shortly – but know that that you can go into the site as often as you want during the offer period and change your election until the period closes. And just as a reminder again, your final election is locked in at the close – and the grant price for your award is determined with the September 20th closing stock price. Final exchange statements will be sent out week of September 20th. Lastly and Importantly, we need you to accept your new grant when delivered via the Merrill Lynch system – which is same process you are used to for standard equity grants.

Slide 20: Before I turn it over to John to provide a demo of the exchange site, just a friendly heads up that we are not able to provide any financial advice and cannot advise you on what to do. This is a financial decision that is entirely yours. We are happy to answer any questions we can about what has been covered in today’s program, but we cannot tell you if you should or should not participate in the program. Be sure to keep your election documents safe and be mindful of the deadline of September 17th – as you must complete your tender offer on time – so please don’t wait until the last day to make your elections! And with that, I’ll hand over to John to talk about accessing the site and giving a demo. John, I’ll pass you the ball and you can take it from here.

Demo script:

Slide 21: You received an email on Monday the 16th that looked like this one on the top left. If you have clicked through, you will receive an email that looked like the bottom one saying confirm your email address. The email was from awardchoice@aon.com. Click the link, use the provider code, register with an intercept email only. Aon cannot validate your personal emails and since this is connected to Intercept, we will use your Intercept email to authenticate and provide you access to your election information.

Now let’s link over to the site. Most people can navigate a website and this one is quite simple. Across the top, we have 5 links for pages – Home, FAQ, Document Library, My Options and Logout. The home page shows you a snapshot of the awards. What’s outstanding and what can be exchanged.

The FAQ page shows frequently asked questions – you’ll have access to those. The document library shows the official exchange documents and has a copy of this PowerPoint deck. My Options is where all the work gets done. On the left side you have your existing options that are eligible for the exchange. On the right side, you have the ratios applied and what you would be exchanging for. You do not know the final grant price, but this gives you how many new options you would receive. The last column shows ‘do not exchange’ as the default, and this is where you select your grants to exchange. I will select a couple. Here you will get a pop up – another view, but you have not confirmed yet. I will confirm and submit. The dot lets you know it’s working. And you exit to the home page. Here you will see the highlighted rows – those are the ones I selected. This helps you see visually that those are different than the others. If I go back to my options – same thing, except now the default for those 2 is exchange. If I exit and come back in a week, this will still be there. We want it to be easy to know if you exchanged everything or nothing or split your decision.

You will also get an email with the confirmation from awardchoice within a minute or 2. You will receive an email every time you submit changes.

Slide 22: Let’s go to the questions that came into the e-mail

Slide 23 – 26 Appendix – No Script